 **LEADINGBRANDS**™

Ralph D. McRae
Phone (604) 685-5200, Ext 238
Email: Rmcrae@LBIX.com

July 9, 2009

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
20549-3561

> **Re:** **Leading Brands, Inc.**
> **Form 20-F for the Fiscal Year ended February 28, 2009**
> **File No. 000019884**

Attention: Tia Jenkins,

Please find below the response to your letter dated July 9, 2009.

<u>Operating and Financial Review, page 17</u>

<u>Operating Results, page 17</u>

1. Leading Brands, Inc. (the "Company") did not undertake any 'exit or disposal activities'. The Company simply downsized staff to reduce costs in response to current economic conditions.

<u>Liquidity and Capital Resources, page 24</u>

2. The breach had no impact on our liquidity and capital resources. The breach occurred as a result of a misunderstanding between the Company and its banker over the interpretation of a covenant and when that misunderstanding was brought to the Company's attention the condition was immediately rectified.

3. The likelihood of non-compliance with the covenant or default of the debt is remote.

Better Ingredients | Better Brands*



Consolidated Financial Statements

Note 19. Difference Between Canadian and United States Generally Accepted Accounting Principals

4. a) We will add the following statement to the critical accounting policies in future filings: ***A 10% change in annual revenue estimates without a corresponding increase in gross margins or reduction in operating costs or overheads, could materially change the valuation of the goodwill balances.*** This statement is in the 20F on page 28 but was not included in the critical accounting policies section of the financial statements.

   b) We do not believe that the decline in the market capitalization is indicative of an impairment to our goodwill. The stock market for micro-cap stocks in particular has been greatly affected by the recent economic crisis resulting, in our opinion, in an unrealistically low price for the Company's shares. In the intervening period, the Company turned around its operating performance and has generated positive earnings and cash flow, as evidenced by the recent quarterly release for the three months ended May 31, 2009. Since the release of these results on June 24, 2009, the market capitalization reached a high of $13.4 million. The Company believes the disparity between the market capitalization and the book value of our equity are a result of the current market conditions and the time it is taking the market to digest and react to the improvements in performance initiated in the fiscal year ended February 28, 2009.

The company acknowledges the following:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments. If you would like to discuss this letter, please contact me at 604-685-5200.

Sincerely,
Leading Brands, Inc.

per
Ralph D. McRae
Chief Executive Officer

LEADING BRANDS
SUITE 1800 – 1500 WEST GEORGIA STREET, VANCOUVER BC CANADA V6G 2Z6
TEL: 604-685-5200 / FAX: 604-685-5249
www.LBIX.com